N

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NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
PO Box 11066 Bayside Victoria 3199 Australia
Suite 5 Level 1 Dolphin House
405 Nepean Highway Frankston Victoria 3199 Australia
Telephone: +61 3 9770 0063
Facsimile: +61 3 9770 0129
norwood@norwoodabbey.com.au
www.norwoodabbey.com

07023598

7 May 2007

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

Date of Issue	Subject
1/2/07	Appendix 4C
6/2/07	Response to Query on Appendix 4C
6/2/07	Equity Line Drawdown
19/2/07	Appendix 3B
28/2/07	AResults for the Half-Year Ended 31 December 06
28/2/07	Half Year Review
7/3/07	Needle-Free Researcher Awarded Inventiveness Prize
13/3/07	Successful Needle-Free Device Trial
28/3/07	Norwood Raises $520,000
4/4/07	Further Positive Trial Results Show that the Norwood Needle-Free Injection Device Can Deliver to Different Depths
17/4/07	Needle-Free Injection – Vaccine Breakthrough
23/4/07	Needle-Free Injection Project Restructure
30/4/07	Quarterly Review
30/4/07	Needle-Free Injection Patent Granted
3/5/07	Microneedle Patent Granted

PROCESSED
MAY 2 1 2007
THOMSON FINANCIAL

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

Dlw 5/18

MICRONEEDLE PATENT GRANTED

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that the Australian Commissioner of Patents has granted an additional patent to the Massachusetts Institute of Technology ('MIT'), flowing from Norwood Abbey's research at MIT in Cambridge, Massachusetts. NAL has an exclusive world-wide license over this patent and all intellectual property flowing from its sponsored research at MIT.

The patent is Australian Patent number 2002353855 and titled "Impedance Sensor".

Overall, the patent which has a substantial number of individual patent claims covers the concept of using impedance to measure the depth of penetration of a needle into the target area of a biological body.

Traditionally, drug delivery through the skin has been relatively imprecise in both location and dosage of the pharmaceutical. Some of the problems have included movement of the patient during administration and difficulties in delivering a pharmaceutical to the appropriate part (depth) of the skin.

The patent includes claims related to a transdermal transport device that includes a reservoir for holding a substance ('drug'), a needle with a bore through which the drug is injected, and an impedance sensor. The impedance sensor measures the depth of penetration of the needle into the target area ('body'). The technology and patent covers the use of a control unit that stops the penetration of the needle into the body when the desired depth of penetration has been achieved.

The ability to control the delivery of a drug to a targeted depth is a significant development. The ability to deliver a drug to a designated depth can both increase the efficacy of a drug, as well as possibly enable a decrease in the amount of drug needed to achieve the required therapeutic or prophylactic outcome.

While the technology was primarily developed as part of the Microneedle Project, the patent may have wider application.

Norwood Abbey has an exclusive international license over the technology.

To find out more about the Norwood group, visit www.norwoodabbey.com

For further information please contact:

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd
+61-3-9770-0063

NEEDLE-FREE INJECTION PATENT GRANTED

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that the Australian Commissioner of Patents has granted an additional patent flowing from its research at the Massachusetts Institute of Technology ('MIT') in Cambridge, Massachusetts. NAL has an exclusive world-wide license over this patent and all intellectual property flowing from its sponsored research at MIT. The corresponding US patent has also been granted by the US Patent Office.

The patent is Australian Patent number 2002347974 and titled "Needleless Injector".

The patent which has a substantial number of individual claims covers the concept of needless injector wherein the force is derived from an actuator based on magnetic energy.

The patent includes claims related to an injector that includes a housing having a chamber for holding a liquid formulation to be injected into a biological body and an output port used to inject the liquid formulation. A piston is positioned within the housing, and a magnetic force draws the piston and housing together to expel the liquid formulation out of the chamber through the output port.

The Company is currently in discussions relating to potential collaboration/partnering arrangements in respect to Norwood Abbey's Needle-free technology.

To find out more about the Norwood group, visit www.norwoodabbey.com

For further information please contact:

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd
+61-3-9770-0063

QUARTERLY REVIEW

To be read in conjunction with the attached Appendix 4C

The net cash outflow for the quarter was $302,000. The company has continued to reduce operating costs, together with the previously announced strategy of crystallizing value for its Needle-free and Eyecare technologies.

During the quarter, the company completed a successful drawdown under its equity facility with Global Emerging Markets ("GEM"). The placement of approximately 6 million shares raised approximately over $500,000.

A second drawdown has been advised, designed to provide the company with additional working capital. The company currently expects to be able to advise completion of a fundraising and placement for approximately A$750,000 within the next 10 days. The GEM facility has proven to be a successful fundraising mechanism for the company. Further use of the facility may be made if and when necessary to service the company's cash requirements.

Progress on the needle-free injection technology continues. Recent announcements have reported on this progress. Separation of the technology into a new entity has been foreshadowed to facilitate likely commercial requirements of potential licensing partners.

The company continues to work towards crystallizing value from the Eyecare project. Subject to the completion of certain structural requirements, the out-licensing of the technology will be pursued.

The actions described in relation to the Needle-free and Eyecare technologies are designed to further reduce the ongoing cash commitments of the company.

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

NORWOOD ABBEY LIMITED

ABN	Quarter ended ("current quarter")
20 085 162 456	31 March 2007

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers	53	392
1.2	Payments for (a) staff costs	(363)	(1,749)
	(b) advertising and marketing		-
	(c) research and development	-	(698)
	(d) leased assets	(2)	(8)
	(e) other working capital	(114)	(417)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	4	55
1.5	Interest and other costs of finance paid	(188)	(504)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)		
	Other Income	25	108
	Legal Expenses	(41)	(244)
	Travel Expenses	(17)	(117)
	Professional Fees	(179)	(891)
	Net operating cash flows	(822)	(4,073)

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	(822)	(4,073)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	(12)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	4,203
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	1,244
1.13	Other (provide details if material)	-	-
	Net investing cash flows	-	5,435
1.14	**Total operating and investing cash flows**	(822)	1,362
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	520	520
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	(1,967)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	520	(1,447)
	Net increase (decrease) in cash held	(302)	(85)
1.21	Cash at beginning of quarter/year to date	906	689
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	604	604

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	73
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payments include:
- (a) directors & committee fees to non-executive directors

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities Guarantee facility for Lease over Premises	-	-
3.2	Credit standby arrangements - various	350	101

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	604	908
4.2 Deposits at call		
4.3 Bank overdraft		
4.4 Other (provide details) Borrowings received – subject to shareholder approval at EGM		
Total: cash at end of quarter (item 1.23)	604	908

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ...Jeffrey Bell.................................. Date: 30 April 2007
(~~Director~~/Company secretary)

Print name: ...Jeffrey Bell

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

- 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
- 9.2 - itemised disclosure relating to acquisitions
- 9.4 - itemised disclosure relating to disposals
- 12.1(a)- policy for classification of cash items
- 12.3 - disclosure of restrictions on use of cash
- 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

NORWOOD ABBEY

Needle-free Injection Project Restructure

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that, following recent positive technical and commercial developments, it intends restructuring its interests in the Needle-free injection system and the Micro-needle delivery system projects. It is planned that both of these projects be transferred to a wholly owned subsidiary.

The proposed rearrangement is designed to allow for the possible introduction of new equity into the Needle-free Injection (and possibly Micro-needle projects).

These arrangements are designed to facilitate the possible requirements of both potential pharmaceutical licensees as well as investors.

Overall, it is considered that the transfer of the projects into a separate entity will help to facilitate the commercialisation process.

Subject to the approval of MIT and to legal and taxation clearances, it is intended that the restructuring be implemented as soon as possible.

For information about Norwood, visit the company's website at www.norwoodabbey.com

For further information please contact:

Norwood Abbey Ltd
Lula Liossi
Corporate Communications Manager
+61-3-9770 0063

NEEDLE-FREE INJECTION – VACCINE BREAKTHROUGH

Key points:

- ***Further Needle-free prototype laboratory trial results***
- ***Targeted immune response in 100% of animals injected with Hepatitis B antigen***

Medical technologies group Norwood Abbey Ltd [ASX:NAL] is pleased to advise further progress in the needle-free injection system project being undertaken at the BioInstrumentation Laboratory at Massachusetts Institute of Technology (MIT) under the direction of Prof Ian Hunter.

Norwood advises that researchers at MIT have achieved a very significant breakthrough in respect to the delivery of vaccines with Norwood's needle-free device.

MIT researchers achieved an immune response in a trial to test the suitability and efficacy of its needle-free devices to deliver vaccines.

All animals injected with the vaccine using the Norwood needle-free device showed the anticipated immune response. The Hepatitis B surface antigen was chosen as representative of typical vaccines.

Achievement of an immune response indicates that vaccines can be successfully injected with Norwood's needle-free device.

The original aim of the project was to develop a low cost and silent needle-free injection device to deliver vaccines to a targeted depth.

Norwood believes that the outstanding success of this first trial will be of assistance in attracting prospective partners with respect to the delivery of pharmaceuticals, biologicals and especially vaccines.

For further information visit www.norwoodabbey.com

For further information please contact:

Norwood Abbey Ltd
Lula Liossi
Corporate Communications Manager
+61-3-9770 0063

NORWOOD ABBEY

FURTHER POSITIVE TRIAL RESULTS SHOW THAT THE NORWOOD NEEDLE-FREE INJECTION DEVICE CAN DELIVER TO DIFFERENT DEPTHS

Key points:

- ***Further Needle-free prototype laboratory trial results***
- ***Important proof of device's ability to deliver to different depths***

Medical technologies group Norwood Abbey Ltd [ASX:NAL] is pleased to advise further progress in the needle-free injection system project being undertaken at the BioInstrumentation Laboratory at Massachusetts Institute of Technology (MIT) under the direction of Prof Ian Hunter.

In an announcement on March 13 2007, Norwood reported the successful delivery using the prototype Needle-free actuator to a specific depth. Norwood now confirms that the recent trials have demonstrated the ability of the Norwood needle-free device to be programmed to deliver drugs in a controlled manner to different depths into a human skin substitute.

Programmability and control over the injection parameters also means that a Norwood needle-free injection device, of a particular power, would be able to be used for the delivery of more than one drug. The applicability of one device to deliver a wide range of drugs is expected to substantially reduce manufacturing costs.

A video that has been prepared demonstrating the features described above. MIT has utilised its state-of-the-art video system to record the trial processes at the speed of 30,000 frames per second. **Extracts of the video recording of the tests can be viewed on the company's website at www.norwoodabbey.com**.

The viewer is able to see how, with a simple adjustment to the settings of the prototype device, the target depth can be varied. Sequential shots from the prototype deliver a compound to increasingly deeper levels.

Norwood, earlier this year, released a video that showed the ability of the technology to be able to consistently deliver drugs (or vaccines and biologicals) to a constant depth. The video showed and provided evidence of the efficacy of the technology to deliver through the skin to a prescribed depth, with the majority of the compound penetrating to the target depth.

The MIT program involved testing delivery using the unique patented drive force that forms part of the technology licensed by Norwood from MIT under its commercial licensing agreement.

Norwood believes that the ability of the technology to enable any particular sized device to be able to be used for a number of multiple applications, will both reduce the costs of manufacture (larger production runs of the same device) as well as be very attractive to pharmaceutical and veterinary groups. Coupled with this controllability, the silent procedure provides Norwood with an actuator that addresses key aspects of a functional force for delivery of compounds to animals and humans.

The latest trial results come as Norwood progresses discussions with several global pharmaceutical groups. Norwood is working to achieve the first commercial arrangements at the earliest possible date.

For further information visit www.norwoodabbey.com and go to www.norwoodabbey.com/news/NFIControlledDepth to view the video extracts.

For further information please contact:

Norwood Abbey Ltd
Lula Liossi
Corporate Communications Manager
+61-3-9770 0063

NORWOOD RAISES $520,000

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that it has completed the first drawdown of $520,000 (net of costs) under its equity facility with GEM Global Yield Fund Ltd ('GEM').

Further to its announcement of February 6 2007, and its intention to seek to raise A$1.6 million, Norwood has extended the arrangement with GEM and has submitted a second drawdown notice to GEM.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,944,453 fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	9.05 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working Capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 March 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	198,693,928	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,948,012	Options exercisable at various prices expiring on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: .27./03/2007
(~~Director~~/Company Secretary)

Print name: ......Jeffrey H. Bell................................

== == == == ==

+ See chapter 19 for defined terms.

SUCCESSFUL NEEDLE-FREE DEVICE TRIAL

Key points:

- **Needle-free prototype laboratory trial results**
- **Proof of controlled and consistent delivery**
- **Actuator size/weight reduced further**
- **Commercial discussions progressing**

Medical technologies group Norwood Abbey Ltd [ASX:NAL] is pleased to advise further progress in the needle-free injection system project being undertaken at the BioInstrumentation Laboratory at Massachusetts Institute of Technology (MIT) under the direction of Prof Ian Hunter.

MIT reports that it has successfully completed laboratory trials, using the latest prototype, which clearly demonstrates the ability of the Norwood needle-free mechanism to deliver compounds in a controlled manner into a human skin substitute.

The MIT program involved testing delivery using the unique patented drive force actuator that forms part of the technology licensed by Norwood from MIT under its commercial licensing agreement.

The latest tests validate the efficacy of the technology to deliver through the skin, with consistent delivery of drugs to target depths.

MIT has utilised a state-of-the-art video system to record the trial processes at the speed of 30,000 frames per second. Extracts of the video recording of the tests can be viewed on the company's website at the link below.

The viewer is able to see how, with a simple adjustment to the settings of the prototype device, the target depth can be varied to a pre-determined depth. Sequential shots from the prototype deliver a compound to increasingly deeper levels.

This technological achievement is a key element in the specifications required by global pharmaceutical groups. Coupled with the ability to ensure 100% delivery, the silent procedure provides Norwood with an actuator that addresses key aspects of a functional force for delivery of compounds to animals and humans.

MIT also reports that further refinement to the technology continues to result in reduction in both size and weight of the prototype device. This flows through to the projected end cost of the re-usable actuator. With potential for over one million procedures from an actuator during its life, the actuator becomes economically extremely attractive to potential users.

The latest trial results come as Norwood progresses discussions with several global pharmaceutical groups. Norwood is working to achieve the first commercial arrangements at the earliest possible date.

For further information visit www.norwoodabbey.com and go to www.norwoodabbey.com/news/needlefree.wmv to view the video extracts.

For further information please contact:
Norwood Abbey Ltd
Lula Liossi
Corporate Communications Manager
+61-3-9770-0063

NEEDLE-FREE RESEARCHER AWARDED INVENTIVENESS PRIZE

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that Nathan Ball, one of the Massachusetts Institute of Technology ("MIT") graduate students playing a significant role in the development of the Needle-free injection system technology, has been awarded the prestigious Lemelson-MIT prize for inventiveness. Norwood congratulates Nate on his success.

Norwood also confirms that, following the announcement of the award, it has received new approaches in relation to the needle-free technology from pharmaceutical groups interested in its application in both human and veterinary fields.

The MIT Press Release describes Nathan Ball's inventions as including "a device to "fly" to tops of buildings and another to significantly improve mass inoculations" (the Norwood Abbey Needle-free project).

The release notes that "The ability to leap tall buildings in a single bound used to be the stuff of comic-book fantasy. Nathan Ball, a 23-year-old graduate student at the Massachusetts Institute of Technology and this year's winner of the $30,000 Lemelson-MIT Student Prize, has invented a device that makes the fantasy a reality.

With the help of Ball's ATLAS Powered Rope Ascender, a fully loaded firefighter could reach the top of a 30-story building in only 30 seconds, compared to the six minutes or more it often takes to trudge up stairs with 80 to 100 pounds of equipment. The device, which is the size of a hand-held power tool, can lift a 250-pound load more than 600 feet into the air at nearly 10 feet per second, all on a single battery charge.

"Ingenuity, creativity and passion seem to course through Nate's blood," said Merton Flemings, director of the Lemelson-MIT Program, which sponsors the annual award. "His battery-powered rope ascender and needle-free injection technology both have life-saving capabilities and many commercial applications."

The Press Release continues "Another of Ball's stand-out inventions is an improvement in the needle-free injection technology developed at MIT's BioInstrumentation Laboratory. Under the direction of his advisors Ian W. Hunter and Andrew Tabemer in the BioInstrumentation Laboratory, Ball was challenged to use the lab's novel Lorentz-force actuator to create a dual-action, rapid-fire delivery technology that increased drug volume delivery.

Within two months, he had not only come up with a solution to the problem, but had built and tested a prototype device.

"Nate's achievement is simply breathtaking and will have potentially a huge impact on drug delivery and, hence, healthcare," said Ball's advisor Professor Hunter.

Now awaiting livestock trials, Ball and his colleagues anticipate the needle-free injection technology having applications in animal husbandry. Beyond that, they hope the device may someday be employed for safe, inexpensive, mass inoculation of humans in developing and developed countries. Commercialization of the work is funded in part by partner Norwood Abbey, Inc. of Melboume, Australia".

About the $30,000 Lemelson-MIT Student Prize

The $30,000 Lemelson-MIT Student Prize is awarded annually to an MIT senior or graduate student who has created or improved a product or process, applied a technology in a new way, redesigned a system, or demonstrated remarkable inventiveness in other ways. A distinguished panel of MIT alumni and associates including scientists, technologists, engineers and entrepreneurs chooses the winner.

For further information please contact:
Norwood Abbey Ltd
Lula Liossi
Corporate Communications Manager

+61-3-9770-0063

NORWOOD ABBEY

NORWOOD ABBEY LTD

HALF YEAR REVIEW

During the half-year, the Company realized a profit $10.343 million through the disposal of part of its Norwood Immunology Ltd (NIM) shareholding. This profit has, under the relevant accounting standards, been booked straight to Reserves in the Balance Sheet.

Excluding the effect of the NIM profit, the Company recorded a net loss of $17.858 million for the half year ended December 31 2006. This included write downs of $13.664 million required as a result of the application of the relevant accounting standards.

The release of funds from the NIM disposal allowed a substantial reduction in the Company's debt, from $17.257 million to $2 million.

The Company continues to hold 48.7 million shares (approximately) in the AIM-listed NIM. This holding has a current market value of $19.265 million (approximately) which equates to approximately 10.0 cents per Norwood Abbey share on issue.

Because of the financial impact of the Company's EyeCare activity, the Company has continued to require additional new funding. During the half-year, in addition to the release of funds through the partial NIM sale, the Company received repayment of $1.2 million in loans from NIM. The Company is also taking advantage of its long-standing equity facility with GEM, having recently announced a drawdown. The Company notes that this facility provides new equity, linked to the volume of trading in the Company's shares and priced during a 15 day period following the drawdown notice. The Company has the right to set a threshold price in relation to a drawdown. Multiple draw-downs under the facility are permitted.

During the half-year, the Company continued a rationalisation process. This has resulted in further significant reductions in ongoing operating overheads, including senior salaries, Board remuneration and a reduction in staff levels.

Projected ongoing expenditures have been reduced by more than 80% when compared to the levels of expenditure in the previous 2005 December quarter.

Project focus going forward will be as follows:

The EyeCare, Needle-free Injection and Micro-needle Delivery projects have now been developed to the point where the Company is seeking to out-license the technologies and offset/reduce most of the expenditures. The overall ongoing strategy with respect to the above projects is to out-license or possibly spin-out the above technologies.

The Company plans to continue to retain a significant shareholding in the separately funded listed entity – Norwood Immunology Ltd ('NIM').

Immunology NIM has current clinical trials underway in relation to the Monash/Boyd technologies as part of its partnering arrangement with TAP Pharmaceuticals Inc. Further clinical trials are anticipated in relation to Virosome Biologicals and its partnership with Solvay Pharmaceuticals.

Needle-free Injection technology Following further successful research work at the MIT BioInstrumentation Laboratory, the Company is currently in discussions and negotiations with a number of pharmaceutical groups who have approached Norwood Abbey in relation to the needle-free technology. The Company's objective, in the course of the next year, is to enter into multiple licensing and collaborative research arrangements, for both human and veterinary applications. The aim is for the Company to endeavor to reduce the scope of financial outlays for the project, such that the prime ongoing costs would primarily relate to the prosecution and maintenance of the patent portfolio.

Micro-needle Delivery technology The majority of the primary research work on the micro-needle delivery system was completed some time ago. The Company has recently received approaches from two parties wishing to explore collaborative arrangements in relation to the technology. The Company's only committed cost going forward for this project is maintenance of the patent portfolio.

EyeCare The Company has not, at this stage, received any acceptable proposals for partnering of the EyeCare technology. In order to advance the process of monetizing this asset, and minimizing the ongoing costs of the project, the Company has engaged Gardner Groff, patent attorneys, to co-ordinate the marketing of the asset. It is planned that Gardner Groff will be remunerated on a performance basis. The Company believes that there are a number of parties, operating in the field, who are infringing the Company's patent position. The Company has been advised, that given the above position of multiple infringement, that the optimal strategic approach is to seek to enter into a number of non-exclusive licensing arrangements with infringers/potential partners. These will be pursued as part of a broader process of maximizing returns from the asset. The impairment booked in relation to the EyeCare intellectual property carrying value results from implementation of the relevant accounting standards. The Company continues to believe that a significant return will be generated from the EyeCare asset through the 'sub-licensing' process.

RECEIVED

2007 MAY 17 A 7:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NORWOOD ABBEY LIMITED

RESULTS FOR ANNOUNCEMENT TO THE MARKET

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

		Percentage change		$
Revenue from ordinary activities	down	62%	to	258,431
Loss from ordinary activities after tax attributable to members	up	46%	to	17,549,675
Loss from extraordinary items after tax attributable to members		gain(loss) of		NIL
Net loss for the period attributable to members	up	46%	to	17,549,675

Dividends	Amount per security	Franked amount per security
Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil
Record date for determining entitlements to the dividend	Not applicable	

	As at 31 Dec 06	As at 31 Dec 05
Net Tangible Assets Per Security	$0.04	($0.06)

Brief explanation of the figures reported above:

Earning per share for the half-year ended 31 December 2006 is a loss of $0.09 (31 December 2005 a loss $0.06).

For further explanation of the reported figures see the attached financial statements and Directors declaration, which has been subject to review by Norwood Abbey Limited independent auditors.

Details of controlled entities acquired or disposed of:

Refer to note 5 of the Half Year Report for 31 December 2006.

Norwood Abbey Limited

ABN 20 085 162 456

Financial report for the half-year ended 31 December 2006

Financial report for the half-year ended 31 December 2006

Page

Directors' report

The directors of Norwood Abbey Limited submit herewith the financial report for the half-year ended 31 December 2006 In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

The names of the directors of the company during or since the end of the half-year are:

Name

Mr. P. J. Hansen

Mr. R.S. Lewis

Mrs. E.H.S. Wyatt

Mr. R.W. Zahn

Prof. I.W. Hunter (resigned 21 August 2006)

The above named directors held office during and since the end of the half-year.

Review of operations

During the half-year the consolidated entity continued the focus of commercialisation of its technologies. The following highlight the key events during and since the end of this period:

- Sale of Norwood Immunology Limited shares with proceeds of $17,707,110. Norwood Abbey Limited's holding in Norwood Immunology Limited upon completion of these transactions was 39.3% or 48,693,725 shares.
- $15,256,508 reduction of convertible note debt through repayment of notes.
- Further significant reductions in staff levels and overheads.
- Immunology Division
    - Acquisition of Bestewil, Virosome Biologicals' group, with platform technology for enhanced immune response in vaccines. The proposed initial target is influenza. On 6 October the shareholders of Norwood Immunology Limited approved the issue of 48 million shares as part consideration for the acquisition. The shareholders of Norwood Immunology Limited also approved the issue of 55 million shares for an off market capital raising. Norwood Abbey Limited now holds 21.33% of Norwood Immunology Limited upon completion of these transactions and since 6 October 2006 ceased to consolidate Norwood Immunology Limited as of this date and accounts for its investment using the equity method of accounting.
- Devices Division
    - Strengthening of the patent position in the Epi LASIK field.
    - Continued negotiations for the out-license or sale of the Epi LASIK technology.
    - Continued research at MIT, with successful animal trial of needle free for human and veterinary drug delivery devices.
    - Ongoing licensing discussions for both Needlefree and Eyecare.

Auditor's independence declaration

The auditor's independence declaration is included on page 3 of the half-year financial report

Signed in accordance with a resolution of directors made pursuant to s.306(3) of the Corporations Act 2001.

On behalf of the Directors

Peter Hansen
Director
Boston, 28 February, 2007

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

180 Lonsdale Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia

DX 111
Tel +61 (0) 3 9208 7000
Fax +61 (0) 3 9208 7001
www.deloitte.com.au

28 February 2007

The Board of Directors
Norwood Abbey Limited
Suite 5, Level 1
Dolphin House
405 Nepean Highway
FRANKSTON VIC 3199

Dear Members of the Board

Norwood Abbey Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Norwood Abbey Limited.

As lead audit partner for the review of the consolidated financial statements of Norwood Abbey Limited for the financial half year ended 31 December 2006, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

[signature]

CCA Mottershead
Partner
Chartered Accountants

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

180 Lonsdale Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia

DX 111
Tel +61 (0) 3 9208 7000
Fax +61 (0) 3 9208 7001
www.deloitte.com.au

Independent Auditor's Review Report to the members of Norwood Abbey Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Norwood Abbey Limited, which comprises the balance sheet as at 31 December 2006, and the income statement, cash flow statement, statement of changes in equity for the half-year ended on that date, selected explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year as set out on pages 5 to 13.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Norwood Abbey Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Auditor's Independence Declaration

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Norwood Abbey Limited is not in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Material Uncertainty Regarding Continuation as a Going Concern

Without qualifying our opinion, we draw attention to Note 1 in the financial report which indicates that the company incurred a net loss of $17,358,000 during the half year ended 31 December 2006 and, as of that date, the company's current liabilities exceeded its total assets by $2,796,000. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty which may cast significant doubt about the company's ability to continue as a going concern and whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

[signature]

CCA Mottershead
Partner
Chartered Accountants
Melbourne, 28 February 2007

Member of
Deloitte Touche Tohmatsu

Directors' declaration

The directors declare that:

(a) in the directors' opinion, there are reasonable grounds to believe that the disclosing entity will be able to pay its debts as and when they become due and payable; and

(b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity.

Signed in accordance with a resolution of the directors made pursuant to s.303(5) of the Corporations Act 2001.

On behalf of the Directors

Peter Hansen
Director

Boston, 28 February 2007

Condensed consolidated income statement for the half-year ended 31 December 2006

	Note	Consolidated Half-Year Ended 31 Dec 06 $	Consolidated Half-Year Ended 31 Dec 05 $
Continuing operations:			
Revenue		258,431	684,955
Cost of sales		(189,227)	(423,545)
Gross profit		69,204	261,410
Other income		137,729	292,997
Distribution expenses		(31,216)	(75,912)
Marketing expenses		(275,898)	(864,941)
Occupancy expenses		(27,977)	(262,458)
Administration expenses		(3,260,488)	(5,752,706)
Sponsored research		(697,891)	(334,510)
Finance costs		(2,575,507)	(316,212)
Impairment of intellectual property		(12,559,444)	-
Impairment of inventory		(909,727)	(595,000)
Impairment of plant & equipment		(194,773)	(172,688)
Foreign exchange gain/(loss)		749,512	(518,491)
Other expenses		(51,015)	(518,891)
Loss before income tax expense		(19,627,491)	(8,857,402)
Income tax expense		-	-
Loss from continuing operations		(19,627,491)	(8,857,402)
Discontinued operations:			
Profit (loss) from discontinued operations		1,769,000	(3,762,696)
Loss for the period		(17,858,491)	(12,620,098)
Loss attributable to minority interest		308,816	613,282
Profit/(Loss) attributable to members of the parent entity		(17,549,675)	(12,006,816)
Earnings per share:			
Basic and diluted (cents per share)		(9)	(6)

Notes to the financial statements are included on pages 10 to13

Condensed consolidated balance sheet as at 31 December 2006

	Note	Consolidated 31 Dec 06 $	Consolidated 30 Jun 06 $
Current assets			
Cash and cash equivalents		905,692	689,332
Trade and other receivables		165,082	84,686
Inventories		212,958	1,112,463
Other		103,793	685,192
Total current assets		1,387,525	2,571,673
Non-current assets			
Investments accounted for using the equity method		6,510,154	-
Other financial assets		5,802	6,102
Plant and equipment		331,160	650,360
Other intangible assets		-	17,565,878
Total non-current assets		6,847,116	18,222,340
Total assets		8,234,641	20,794,013
Current liabilities			
Trade and other payables		2,922,772	3,826,345
Financial liabilities		1,658,810	3,467,834
Provisions		601,798	616,016
Total current liabilities		5,183,380	7,910,195
Non-current liabilities			
Financial liabilities		116,926	12,080,036
Provisions		80,376	299,878
Total non-current liabilities		197,302	12,379,914
Total liabilities		5,380,682	20,290,109
Net assets		2,853,959	503,904
Equity			
Issued capital		100,894,811	100,894,811
Reserves		9,395,404	12,261,855
Accumulated losses		(107,436,256)	(113,153,130)
Parent entity interest		2,853,959	3,536
Minority interest		-	500,368
Total equity		2,853,959	503,904

Notes to the financial statements are included on pages 10 to 13.

Condensed consolidated statement of changes in equity for the half-year ended 31 December 2006

	Half-Year Ended 31 Dec 06						Half-Year Ended 31 Dec 05					
	Issued capital	Accumulated losses	Equity settled benefits reserve	Other reserves	Minority interest	Total	Issued capital	Accumulated losses	Equity settled benefits reserve	Other reserves	Minority interest	Total
	$	$	$	$	$	$	$	$	$	$	$	$
Opening balance	100,894,811	(113,153,130)	3,549,557	8,712,298	500,368	503,904	100,894,811	(90,606,188)	10,052,028	(2,417,774)	1,654,078	19,576,955
Profit/(Loss) for the period	-	(17,549,675)	-	-	(308,816)	(17,858,491)	-	(12,006,816)	-	-	(613,282)	(12,620,098)
Total recognized income/(expense)	100,894,811	(130,702,805)	3,549,557	8,712,298	191,552	(17,354,587)	100,894,811	(102,613,004)	10,052,028	(2,417,774)	1,040,796	6,956,857
Cost of share-based payments	-	-	-	-	-	-	-	-	-	113,705	-	113,705
Issue of Shares	-	-	-	-	-	-	-	-	200,000	-	-	200,000
Effect of deconsolidation: Sell down of shares in Norwood Immunology Limited	-	23,266,549	(1,451)	(8,712,000)	(191,552)	14,361,546	-	-	-	-	-	-
Issue of shares by Norwood Immunology Limited	-	-	-	5,848,000	-	5,848,000	-	-	-	-	-	-
Closing balance	100,894,811	(107,436,256)	3,548,106	5,847,298	-	2,853,959	100,894,811	(102,613,004)	10,252,028	(2,304,069)	1,040,796	7,270,562

Notes to the financial statements are included on pages 10 to 13.

Condensed consolidated cash flow statement for the half-year ended 31 December 2006

	Note	Consolidated Half-Year Ended 31 Dec 06 $	Consolidated Half-Year Ended 31 Dec 05 $
Cash flows from operating activities			
Receipts from customers		338,827	613,541
Payments to suppliers and employees		(3,252,225)	(10,297,750)
Interest and other costs of finance paid		(316,409)	(104,391)
Net cash used in operating activities		(3,229,807)	(9,788,600)
Cash flows from investing activities			
Interest received		-	187,323
Payment for plant and equipment		(11,944)	(23,015)
Proceeds from sale of plant and equipment		-	120,132
Proceeds from sale of investments		4,202,527	-
Payment for intangible assets		(20,945)	(342,882)
Loans repaid by other entities		1,244,000	-
Net cash provided by/(used in) by investing activities		5,413,638	(58,442)
Cash flows from financing activities			
Proceeds from borrowings		-	14,895,406
Repayment of borrowings		(1,967,471)	(4,636,047)
Net cash (used in)/ provided by financing activities		(1,967,471)	10,259,359
Net increase in cash and cash equivalents		216,360	412,317
Cash and cash equivalents at the beginning of the half-year		689,332	7,861,873
Cash and cash equivalents at the end of the half-year		905,692	8,274,190

Notes to the financial statements are included on pages 10 to 13.

Notes to the financial statements for the half-year ended 31 December 2006

1. Significant accounting policies

Statement of compliance

The half-year financial report is a general purpose financial report prepared in accordance with the Corporations Act 2001 and AASB 134 'Interim Financial Reporting'. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 'Interim Financial Reporting'. The half-year financial report does not include notes of the type normally included in an annual financial report and shall be read in conjunction with the most recent annual financial report.

Basis of preparation

The condensed financial statements have been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars, unless otherwise noted.

The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the company's 2006 annual financial report for the financial year ended 30 June 2006.

In the current period the consolidated entity has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for annual reporting periods beginning on or after 1 July 2006. The adoption of these new and revised Standards and Interpretations has not resulted in changes to the consolidated entities' policies.

Going concern basis

The Consolidated entity is an emerging medical technologies business and as such expects to be cash absorbing until its technologies are commercialized. As at 31 December 2006 the group had an accumulated loss of $107,436,256, incurred negative cash flows from operations of $3,229,807 during six months to 31 December 2006 and current liabilities exceeded current assets by $3,795,855.

Whilst the consolidated entity does not have sufficient cash resources to fund its current level of activities for at least the next 12 months, and there are uncertainties as to the exact timing and form of additional fund raising, the directors have reasonable expectation that they can raise additional cash resources and or reduce costs during the period for this purpose. These financial statements have therefore been prepared on a going concern basis which contemplates the continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

The Directors believe the going concern basis of preparation to be appropriate given the following reasons:

- During its lifetime Norwood Abbey Limited (NAL) has been able to attract funds to advance their technologies. To date the company has raised in excess of $80,000,000 in equity and a further $17,500,000 in convertible notes.
- During the current reporting period, the company sold shares in the subsidiary Norwood Immunology Limited for approximately $17,707,110. These funds have been used to extinguish five convertible notes with an aggregated face value of approximately $15,256,508.

The consolidated entity intends to continue attracting funds from these sources, where appropriate, supplemented by the following:

- The company currently has a $20,000,000 equity facility with Global Emerging Markets Inc. expiring in April 2008. This facility allows the company to draw down funds during the period of the facility. The total amount of funds available at any one draw down is dependent on trading volumes of NAL shares. Based on historic average trading volumes, funding of approximately $525,000 is likely to be available per drawdown during the 2007 financial year. The number of draw downs available to the company is only limited by the number of shares available to be issued and the $20,000,000 limit on the facility. The company believes that if necessary it is able to draw down approximately $2,100,000 in the next six months. Additional draw downs within the next twelve months will only be possible with shareholder approval.

1. Significant accounting policies (continued)

Going concern basis (continued)

- A possible partial off-market divestment of an additional parcel of the company's share holding in Norwood Immunology Limited (NIM). Disposal of these shares and the raising of sufficient funds is subject to the following
  - obtaining any necessary approval by existing shareholders; and
  - obtaining any necessary approval from those parties who were convertible note holders at the 30 June 2006; and
  - the willingness of third parties to purchase the shares at a price that is sufficient to provide adequate funding.
- The licensing of the Eyecare project targeted to generate upfront licensing fee(s) plus OEM revenues and or royalties.
- The consolidated entity is currently in discussions with a number of potential investors to secure additional funds through equity and/or loans.

Concurrent with the above the consolidated entity has implemented a restructuring program. The program is expected to further reduce the current monthly outflow. In addition, as part of the proposed Eyecare licensing strategy, it is intended that the obligation for servicing patent and certain research and consulting costs be transferred to a prospective licensee/s to the extent that is possible.

Having carefully assessed the uncertainties relating to the likelihood of securing additional funding and the consolidated entity's ability to effectively manage its expenditures, the directors believe that the consolidated entity will continue to operate as a going concern for the foreseeable future and therefore that it is appropriate to prepare the financial statements on a going concern basis.

In the event that the consolidated entity is unable to raise sufficient funds as set out above, there is material uncertainty whether the consolidated entity could continue as a going concern. If the consolidated entity is unable to continue as a going concern it may be required to realise its assets and extinguish its liabilities other than in the normal course of business and at amounts different to those stated in the financial statements.

No adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

2. Segment information

Segment revenue

	External sales		Inter-segment		Other		Total	
	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $
Continuing operations								
Devices Division	258,431	684,955	-	206,000	4,941	9,088	263,372	900,043
Discontinuing operations								
Immunology Division					6,844	119,206	6,844	119,206
Total of all segments							270,216	1,019,249
Eliminations							-	(206,000)
Unallocated							125,944	87,278
Consolidated							396,160	900,527

2. Segment information (continued)

Segment result

	2006 $	2005 $
Continuing operations		
Devices Division	(15,590,535)	(5,071,201)
Discontinuing operations		
Immunology Division	(813,024)	(3,762,696)
	(16,403,559)	(8,833,897)
Eliminations	-	-
Unallocated	(1,454,932)	(3,786,201)
(Loss) before income tax expense	(17,858,491)	(12,620,098)
Income tax expense	-	-
(Loss) for the period	(17,858,491)	(12,620,098)

3. Contingencies and commitments

There has been no change in contingent liabilities since the Annual Report date.

4. Subsequent events

Subsequent to 31 December 2006, the Company lodged a draw down notice against its $20,000,000 equity line facility with Global Emerging Markets. Under the terms of the facility agreement the company is able to raise funds based on the turnover in the company's shares on the Australian Stock Exchange for fifteen days prior to the lodgement of the draw down notice and the share price during the fifteen day pricing period after the lodgement of the notice. At the date of this report the company anticipates receiving in excess of $500 thousand from this draw down during March 2007.

5. Discontinued operations

During the period ended 31 December 2006 Norwood Abbey Limited disposed of 55,021,275 Norwood Immunology Limited shares for the consideration of $17,707,110. In the parent entity, the carrying value of the shares sold was $7,364,125. Norwood Abbey Limited's holding in Norwood Immunology Limited was 83.701% of the issued capital on 1 July 2006 and upon settlement of the final sale on 6 October 2006, Norwood Abbey Limited owned 39.30% of Norwood Immunology Limited. On 27 November 2006, the shareholders of Norwood Immunology Limited voted in favour of the issue of 48 million shares to the owners of Bestowil Holdings B.V. and its subsidiary Virosome Biologicals for the purchase of 100% of the company and 55 million shares for an off market capital raising. Upon completion of these two transactions, Norwood Abbey Limited held 21.33% of the issued capital in Norwood Immunology Limited.

The results of the discontinued operations which have been included in the income statement are as follows. The comparative loss from discontinued operations have been re-presented to include those operations classified as discontinued in the current period:

5. Discontinued operations (continued)

	Consolidated	
	31 December 2006	31 December 2005
	$	$
Loss from discontinued operations:		
Revenue	6,844	119,206
	6,844	119,206
Expenses	(819,869)	(3,881,903)
Loss before income tax expense	(813,025)	(3,762,697)
Income tax expense	-	-
	(813,025)	(3,762,697)
Gain on disposal of operation	2,582,025	-
	1,769,000	(3,762,697)
Attributable income tax expense	-	-
Profit/(loss) from discontinued operations	1,769,000	(3,762,697)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,333,333 fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Contractual requirement under terms of convertible note deed
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 February 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	192,749,475	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,948,012	Options exercisable at various prices expiring on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33 +Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ...19/02/2007...............
(~~Director~~/Company Secretary)

Print name: ......Jeffrey H. Bell...............................

== == == == ==

NORWOOD ABBEY

EQUITY LINE DRAWDOWN

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that it is lodging a drawdown notice under its long-standing A$20 million equity line with Global Emerging Markets Inc.

Under the facility, Norwood anticipates to receive a new equity injection of up to A$1.6 million upon the expiry of the drawdown period on March 2, 2007. The actual amount to be received by Norwood and the specific terms are determined during the drawdown period. The Company will make further announcements as these terms become available.

Norwood confirms that the company has the right to lodge further drawdown notices if and when required upon completion of a drawdown period.

For further information about Norwood, visit the company's website at www.norwoodabbey.com

For further information please contact:
Norwood Abbey Ltd
Lula Liossi
Corporate Communications Manager
+61-3-9770-0063

RECEIVED

2007 MAY 17 A 9:13

OFFICE OF INTL CORPORATE

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile 61 3 9782 7334
norwood@norwoodabbey.com.au

5 February, 2007

ASX Limited
Level 45
South Tower
Stock Exchange Centre
525 Collins Street
Melbourne VIC 3000
Attention: Ms. K. Kidson

Dear Kate,

Response to Query on Appendix 4C

We refer to your letter dated 1 February 2007 with respect to the Company's Appendix 4C Quarterly Cash Flow for the period ended 31 December 2006.

Using the numbering in your letter, we respond as follows:

1. The Company currently anticipates raising additional funds to supplement the operations in their reduced state through its $20 million equity facility provided by Global Emerging Markets of New York. An additional placement is also being negotiated from US Investors. The Company has notified the market that it is seeking to out-license or sell its Eyecare portfolio of patents in order to obtain a commercial return on the assets.
2. The negative operating cash flows for future periods are anticipated to be reduced primarily due to the out-license or sale of the Eyecare assets and completion of negotiations to partner the development of the company's Needlefree technology developed at MIT. Ongoing overhead costs have also continued to be reduced over recent months, the results of which should become evident in the coming months.
3. While the Company does not publish forecasts relating to its revenue or expenditure targets, it has repeatedly stated that negotiations are continuing for the realisation of value from the Eyecare assets. Expenses are broadly in line with those anticipated.
4. N/A
5. Please see item 1 and 2 above
6. We confirm the Company is in compliance with the listing rules and, in particular, listing rule 3.1.
7. While the Company's cash reserves fell to levels reflected in the Appendix 4C for the December 2006 quarter, the Company has shown a capacity since listing to raise additional funds as and when required through a variety of sources. In the past the Company has raised additional funds through equity placements (institutional, private & share purchase plan) and through the sale of convertible notes. The Company also continues to have access to the $20 million equity line facility with Global Emerging Markets.

Your sincerely,

Jeffrey Bell
Company Secretary

ASX
AUSTRALIAN SECURITIES EXCHANGE

1 February 2007

Mr Jeffrey Bell
Company Secretary
Norwood Abbey Limited
Level 7
470 Collins Street
Melbourne, VIC 3000

By email:- jbell@norwoodabbey.com.au

Dear Jeff

Norwood Abbey Limited (the "Company")

I refer to the Company's Quarterly Report in the form of Appendix 4C for the period ended 31 December 2006, released to ASX Limited ("ASX") on 1 February 2007, (the "Appendix 4C").

ASX notes that the Company has reported the following.

1. Receipts from customers of $80,000.

2. Net negative operating cash flows for the quarter of ($993,000).

3. Cash at end of quarter of $908,000.

In light of the information contained in the Appendix 4C, please respond to each of the following questions.

1. It is possible to conclude on the basis of the information provided that if the Company were to continue to expend cash at the rate for the quarter indicated by the Appendix 4C, the Company may only have sufficient cash to fund its activities for less than one quarter. Is this the case, or are there other factors that should be taken into account in assessing the Company's position?

2. Does the Company expect that in the future it will have negative operating cash flows similar to that reported in the Appendix 4C for the quarter and, if so, what steps has it taken to ensure that it has sufficient funds in order to continue its operations at that rate?

3. To what extent have the Company's actual revenues and expenses in the quarter, as reported in the Appendix 4C, matched the Company's anticipated revenues and expenses for that reporting period?

4. If the Company's actual revenues and expenses are not substantially in accordance with the Company's anticipated revenues and expenses, when did the Company become aware that its revenues and expenses would not substantially match the anticipated revenues and expenses? You may wish to outline any circumstances that may have had an effect on the Cmopany's revenues and expenses.

5. What steps has the Company taken, or what steps does it propose to take, to enable it to continue to meet its business objectives?

6. Can the Company confirm that it is in compliance with the listing rules, and in particular, listing rule 3.1?

7. Please comment on the Company's compliance with listing rule 12.2, with reference to the matters discussed in the note to the rule.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in the rule.

In responding to this letter you should consult listing rule 3.1 and the guidance note titled "Continuous disclosure: listing rule 3.1".

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

This letter and your response will be released to the market. If you have any concerns about your response being released, please contact me immediately. Your response should be sent to me by email to kate.kidson@asx.com.au or **facsimile number (03) 9614 0303**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie **before 9.30 a.m. E.S.T.) on** Tuesday, 6 February 2007).

If you are unable to respond by the time requested you should consider a request for a trading halt in the Company's securities.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Sent by electronic means without signature

Kate Kidson
Senior Adviser, Issuers

Rule 4.7B

RECEIVED

2007 MAY 17 A 9:19

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

Quarter ended ("current quarter")

31 December 2006

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers	80	381
1.2	Payments for (a) staff costs	(563)	(1,008)
	(b) advertising and marketing	(8)	(11)
	(c) research and development	(108)	(578)
	(d) leased assets	(5)	(8)
	(e) other working capital	(12)	(337)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	19	50
1.5	Interest and other costs of finance paid	(168)	(487)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)		
	Other Income	63	83
	Legal Expenses	(94)	(217)
	Travel Expenses	(41)	(99)
	Professional Fees	(156)	(194)
	Net operating cash flows	(993)	(2,425)

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	(993)	(2,425)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(302)	(399)
	(d) physical non-current assets	(14)	(14)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	3,987	17,492
	(c) intellectual property		
	(d) physical non-current assets	-	13
	(e) other non-current assets		-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	1,244	1,244
1.13	Other (provide details if material)	-	-
	Net investing cash flows	4,915	18,336
1.14	**Total operating and investing cash flows**	3,922	15,911
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(4,145)	(15,455)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	(4,145)	(15,455)
	Net increase (decrease) in cash held	(224)	456
1.21	Cash at beginning of quarter/year to date	1,132	452
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	908	908

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	51
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payments include:
(a) directors & committee fees to non-executive directors

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities Guarantee facility for Lease over Premises	- -	- -
3.2	Credit standby arrangements - various	350	101

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	908	251
4.2 Deposits at call	-	205
4.3 Bank overdraft		
4.4 Other (provide details) Borrowings received – subject to shareholder approval at EGM		
Total: cash at end of quarter (item 1.23)	908	456

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ...Jeffrey Bell.................................. Date: 31 January 2007
(~~Director~~/Company secretary)

Print name: ...Jeffrey Bell

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

END